Tammy Moss Finley
Executive Vice President,
General Counsel and Corporate Secretary

Advance Auto Parts, Inc.
5008 Airport Road
Roanoke, VA 24012

t: 540-561-1173 | f: 540-561-1124
e: tfinley@advanceautoparts.com

June 22, 2020

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advance Auto Parts, Inc.
Registration Statement on Form S-4
Filed June 12, 2020
File No. 333-239145

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Advance Auto Parts, Inc. (the “Company”), hereby requests that the effectiveness of the Company’s above-referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m. EDT on June 24, 2020, or as soon as practicable thereafter.

If you have any questions concerning the foregoing, please do not hesitate to contact me at (540) 561-1173 with any questions or comments regarding this letter.

Sincerely,

/s/ Tammy M. Finley
Name:	Tammy M. Finley
Title:	Executive Vice President, General Counsel and Corporate Secretary

cc: Andrew Weisberg, Esq., Partner, White & Case LLP